Exhibit (a)(5)(4)

Franklin Covey Co. Announces Final Results of Dutch Auction Tender Offer

SALT LAKE CITY, January 15, 2016—Franklin Covey Co. (NYSE: FC) today announced the final results of its previously announced modified Dutch Auction tender offer, which expired at 11:59 p.m. New York City time, on Tuesday, January 12, 2016.

Based on the final tabulation by Zions Bank, the depositary for the tender offer, a total of 2,257,912 shares were validly tendered (including by guaranteed delivery procedures) and not withdrawn at a final purchase price of $17.75 per share, for a total cost of approximately $35.0 million (excluding fees and expenses relating to the tender offer). As a result, the depositary has informed the Company that, after giving effect to the priority for “odd lots” and conditional tenders whose conditions were not satisfied, the final proration factor for the tender offer is 87.2%.

The aggregate number of shares purchased in the tender offer by the Company represented approximately 12.16% of its outstanding shares of common stock as of November 27, 2015. After giving effect to the purchase of the shares, the Company will have 14,250,011 shares of common stock outstanding.

The depositary will promptly pay for the shares accepted for purchase in the tender offer and will promptly cause to be returned all shares tendered and not accepted for purchase.

B. Riley & Co., LLC acted as the dealer manager for the tender offer and the information agent was Georgeson Inc. The depositary institution is Zions Bank.  For questions of information, please call the information agent toll-free at (800) 213-0473.

Forward-Looking Statements

This press release contains forward-looking statements related to, among other things, the Company’s share repurchase through a Dutch Auction tender offer. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those contemplated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the number of and the payment for shares being repurchased in the tender offer and other actions relating to the tender offer, and other risks and uncertainties outlined in the Company’s documents filed with the SEC, including the Company’s most recent annual report on Form 10-K for the fiscal year ended August 31, 2015 as filed with the SEC. All forward-looking statements and other information in this press release are based upon information available as of the date of this press release. Such information may change or become invalid after the date of this press release, and, by making these forward-looking statements, the Company undertakes no obligation to update these statements after the date of this press release, except as required by law.

About Franklin Covey Co.

Franklin Covey Co. (NYSE:FC) (www.franklincovey.com), is a global provider of training and consulting services in the areas of leadership, productivity, strategy execution, customer loyalty, trust, sales performance, government, education and individual effectiveness. Over its history, Franklin Covey has worked with 90 percent of the Fortune 100, more than 75 percent of the Fortune 500, and thousands of small and mid-sized businesses, as well as numerous government entities and educational institutions. Franklin Covey has more than 40 direct and licensee offices providing professional services in over 150 countries.

Investor Contact: Franklin Covey Steve Young 801-817-1776 Investor.relations@franklincovey.com	Media Contact: Franklin Covey Debra Lund 801-817-6440 Debra.lund@franklincovey.com